Walter Industries, Inc.

4211 West Boy Scout Boulevard

Tampa, Florida 33607

cbona@walterind.com

(813) 871-4057

CATHERINE C. BONA
Vice President,
Assistant General Counsel and Secretary

March 27, 2009

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Walter Industries, Inc.
Schedule 14A Preliminary Proxy Statement
Filed March 10, 2009
File No. 001-13711

Dear Mr. Schwall:

On behalf of Walter Industries, Inc. (the “Company”), I am writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 27, 2009 (the “Comment Letter”) relating to the Schedule 14A preliminary proxy statement filed March 10, 2009.

Set forth below are the responses of the Company to the comments of the Staff.  For convenience of reference, each Staff comment is reprinted below, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

Schedule 14A Preliminary Proxy Statement, filed March 10, 2009

Proposal One- Election of Directors, Page 2

Nominees, page 2

1.              Provide the disclosure required by Item 401(f) of the Regulation S-K with respect to Mr. Howard Clark’s employment as an Executive Officer of Lehman Brothers Inc. and its filing for bankruptcy in September 2008, and as to lawsuits filed against Lehman Brothers and certain individuals subsequent to September 2008.

Response:

In response to the Staff’s comment, the disclosure pertaining to Mr. Clark has been modified as set forth in italics below. Additionally, Mr. Clark has not been served in any civil litigation matters in connection with the Lehman Brothers Holdings Inc. bankruptcy proceedings.

HOWARD L. CLARK, JR. has been a director of the Company since March 1995. Mr. Clark has been Vice Chairman of the Investment Banking Division at Barclays Capital, an investment banking firm since September 2008.  From February 1993 through September 2008, Mr. Clark served as Vice Chairman of Lehman Brothers Inc., an investment banking firm. (Mr. Clark was neither an executive officer nor director of Lehman Brothers Holdings Inc., the parent corporation of Lehman Brothers Inc., which filed for bankruptcy protection on September 15, 2008. On September 19, 2008 the Securities Investor Protection Corporation filed a proceeding in the U.S. District Court for the Southern District of New York placing Lehman Brothers Inc. in liquidation under the Securities Investor Protection Act (“SIPA”).  On September 22, 2008, Lehman Brothers Inc. sold most of its assets to Barclays Capital Inc. This sale had been approved by the U.S. Bankruptcy Court for the Southern District of New York in connection with the SIPA proceeding and the bankruptcy proceedings of Lehman Brothers Holdings Inc.). Prior thereto Mr. Clark served as Chairman and Chief Executive Officer of Shearson Lehman Brothers Inc., an investment banking firm. Mr. Clark is also a director of Mueller Water Products, Inc., United Rentals, Inc. and White Mountains Insurance Group, Ltd.

Certain Relationships and Related Party Transactions, page 20

2.              We note your disclosure regarding the annual review of questionnaires relates to business relationships “that may give rise to a conflict to interest and all transactions in which the Company is involved and in which the executive officer, a director or a related person has a direct or indirect material interest.” Please tell us whether any such conflicts or transactions arose during the fiscal year ended December 31, 2008 that would require disclosure as a related party transaction.

Response:

In response to the Staff’s comment, please be advised that there are no conflicts or transactions which require disclosure as a related person transaction which occurred since the beginning of the last fiscal year nor are there any transactions currently proposed.

The Company respectfully advises the Staff that we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Catherine C. Bona

cc:	Tracey L. McNeil
Michael Karney